Exhibit 99.4


                                                                   June 23, 2004
Employee Q&A                                                       -------------

1.   What is a domination and profit and loss transfer agreement?

     A domination agreement is an agreement in which one company (Celanese AG) submits itself legally to the direction of another (BCP Crystal Acquisition GmbH & Co. KG). In consequence, BCP would be authorized to issue binding directives and thus control the management of Celanese AG

     A profit and loss transfer agreement is an agreement in which a company transfers its entire profits to another company; in consequence, BCP would be entitled to receive the entire profits of Celanese AG. At the same time, BCP would be liable for potential losses made by Celanese AG.

2.   Why have you agreed to a domination and profit and loss transfer agreement?

     Such an agreement is necessary in order to benefit from certain tax privileges enjoyed by so-called taxable entities (Organschaft). Such a taxable entity reflects the dependence of an independent legal entity (Celanese AG in this case) on another controlling company (BCP in this case).

3.   How are shareholders compensated for foregone profit?

     A domination and profit and loss transfer agreement must provide for a fixed guaranteed dividend and cash compensation in favor of minority shareholders. The amount of the guaranteed dividend is determined by the parties to the domination and profit and loss transfer agreement and examined on their behalf by one or more duly qualified auditors chosen and appointed by the court.

     As a result of the domination and profit and loss transfer agreement, BCP will be offering Celanese AG minority shareholders cash compensation of EUR
     41.92 per share in exchange for their Celanese shares. Alternatively, BCP will guarantee a dividend of EUR 2.89 per share for every full fiscal year.

4.   Why does the cash compensation differ from the tender offer price?

     The compensation offer and the guaranteed dividend were determined using the German Institute of Auditors' (Institut der Wirtschaftsprufer -- IDW) S1 Standard, which is the legally recognized procedure. BCP's voluntary public tender offer, on the other hand, was based on a market valuation of Celanese AG considered as fair by the company after both the Board of Management and the Supervisory Board gathered all essential information and considered market conditions. This offer was accepted by a large majority of Celanese shareholders.

5. Do shareholders have the right to receive the difference between the offer price of EUR 32.50 and the cash compensation of EUR 41.92 if they had already accepted the tender offer?

     Cash compensation is offered to current minority shareholders of Celanese AG. Those who accepted the tender offer made by BCP Crystal Acquisition GmbH & Co. KG are no longer shareholders in Celanese AG and thus will not receive payments resulting from the domination and profit and loss transfer agreement.




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                                                                   June 23, 2004
                                                                   -------------

At the time the mandatory compensation offer described in this document is commenced, assuming the U.S. tender rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the mandatory compensation offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the mandatory compensation offer filed by BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the mandatory compensation offer free of charge from BCP and documents filed by Celanese AG in connection with the mandatory compensation offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

For holders of Ordinary Shares in the United States:

No vote or consent of any shareholder is being sought or solicited hereby. BCP has approved the domination and profit transfer agreement and has agreed to vote in favor of approval of a shareholders resolution approving the domination and profit transfer agreement at the Extraordinary General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Extraordinary General Meeting being provided for the information of other shareholders pursuant to the requirements of German law.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated hereby has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.